UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _5)*

PRO-DEX, INC.

 (Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

74265M205

 (CUSIP Number)

Farnam Street Partners, L.P.

3033 Excelsior Boulevard, Suite 320

Minneapolis, MN 55426

Phone: (612) 353-6707

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon Edelman Borman & Brand, LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐ .

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 354,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 354,371
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 354,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 354,371
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 354,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 354,371
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 354,371
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 354,371
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74265M205

Item 1.	Security and Issuer.

(a) This Schedule 13D relates to shares of the Common Stock, no par value, of Pro-Dex, Inc., a Colorado corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 2361 McGaw Avenue, Irvine, California 92614.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by

●	Farnam Street Partners, L.P., a Minnesota limited partnership (“Farnam Fund”).

●	Farnam Street Capital, Inc., a Minnesota corporation and General Partner of Farnam Fund (“Farnam Capital”).

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital

●	Peter O. Haeg as the President and Secretary and a director of Farnam Capital

(collectively, the “Farnam Group”).

Raymond E. Cabillot is a director of the Issuer.

(b) The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 320, Minneapolis, Minnesota 55416.

(c) Farnam Fund was organized in January 1998 as a Minnesota Limited Partnership. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of Farnam Street Partners, L.P., a private investment partnership located in Minneapolis, Minnesota. Mr. Peter O. Haeg is President and Secretary of Farnam Capital.

(d) - (e) During the last five years, neither Farnam Fund nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Farnam Fund is a Minnesota limited partnership. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

On December 17, 2013, the Company announced its plans to complete a rights offering to existing holders of its Common Stock under which it expects to receive gross proceeds of approximately $3 million before expenses, subject to reduction by the Company in certain circumstances. The Company entered into a Standby Purchase Agreement with Farnam Capital (together with its permitted designees under the Standby Purchase Agreement) and AO Partners, LLC (together with its permitted designees under the Standby Purchase Agreement, “AO Partners”) (each a “Standby Purchaser” and collectively the “Standby Purchasers”), pursuant to which the Standby Purchasers have agreed to purchase, at the prevailing subscription price, any and all shares of Common Stock not subscribed for by the Company’s shareholders pursuant to the exercise of their subscription privileges in connection with the rights offering, subject to the Company’s right to reduce the numbers of shares purchased by the Standby Purchasers in certain circumstances. Shares of Common Stock purchasable under the Standby Purchase Agreement are allocated 50% to AO Partners and 50% to Farnam Capital. The subscription price has not yet been determined but is expected to be based on a percentage discount of the closing market price of the Common Stock, as reported by the NASDAQ Capital Market, on the latest practicable date prior to the launch of the rights offering. The Standby Purchase Agreement also contains other provisions, including conditions to closing, termination rights, and representations, warranties and covenants of the Company and the Standby Purchasers that are customary for agreements of this type.

The Standby Purchase Agreement is filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-3 which was filed on December 17, 2013 and incorporated by reference herein, and the summary set forth above is qualified by reference to the full text of the Standby Purchase Agreement.

Except as noted in this Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a)    The Fund beneficially owns 354,371 shares of the outstanding Common Stock of the Issuer, representing approximately 10.6% of the Common Stock (based upon 3,343,988 shares outstanding on May 1, 2013, as reported in the Issuer's most recent Quarterly Report on Form 10-Q for the quarter ended October 31, 2013).

(b) The Fund does not share voting and dispositive power with respect to any shares.

Mr. Cabillot and Mr. Haeg share voting and dispositive power of the Common Stock beneficially owned by Farnam Fund by virtue of each entity’s and person’s relationship to the other as described in Item 2(a).

(c)          Other than entering into the Standby Purchase Agreement, Farnam Fund has not made any other purchases in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 for a description of the Standby Purchase Agreement (incorporated herein by reference).

With respect to Farnam Fund, Farnam Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Messrs. Cabillot and Haeg are indemnified by Farnam Fund and Farnam Capital for liabilities they may incur in connection with their respective duties for the Farnam Group.

Other than the foregoing agreements and arrangements and the Agreement to file jointly between the members of the Farnam Group (incorporated herein by reference), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement to file jointly. (Incorporated herein by reference to Exhibit No. 1 filed with Schedule 13D on November 28, 2012).
99.1	Standby Purchase Agreement (Incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-3, filed on December 17, 2013)

CUSIP No. 74265M205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         December 20, 2013

FARNAM STREET PARTNERS, L.P. By: FARNAM STREET CAPITAL, INC. General Partner By: /s/ Raymond E. Cabillot_________ Raymond E. Cabillot Chief Executive Officer

FARNAM STREET CAPITAL, INC. By: /s/ Raymond E. Cabillot__________ Raymond E. Cabillot Chief Executive Officer

By: /s/ Raymond E. Cabillot__________ Raymond E. Cabillot
By: /s/ Peter O. Haeg_______________ Peter O. Haeg